FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2018

UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA By R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY
Date: 1 May 2018

EXHIBIT INDEX

EXHIBIT NUMBER
EXHIBIT DESCRIPTION
99
              Notice to Euronext Amsterdam

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	7 March 2018	entitled	‘Notification of changes to the Boards’

Exhibit 99.1:

Unilever N.V. and PLC
Annual General Meetings re-elections and
Notification of Changes to the Boards

Unilever today announced that the following Directors will offer themselves for re-election at the Annual General Meeting of Unilever PLC on 2 May 2018 and the Annual General Meeting of Unilever N.V. on 3 May 2018 (the 2018 AGMs): Nils Andersen, Laura Cha, Vittorio Colao, Marijn Dekkers, Judith Hartmann, Mary Ma, Strive Masiyiwa, Youngme Moon, Graeme Pitkethly, Paul Polman, John Rishton and Feike Sijbesma.
Ann Fudge will be retiring from the Unilever N.V. and PLC Boards (the Boards) at the conclusion of the 2018 AGMs having served for nine years on the Boards.
Marijn Dekkers, Chairman of Unilever, said:
"I would like to thank Ann, for her excellent contributions as a Unilever Non-Executive Director. She has brought invaluable experience to the Unilever Boards and has been a great source of advice and guidance for the business. Since April 2015 Ann has served as Vice-Chairman and Senior Independent Director playing a key role in developing our long-term business model and I would like to thank her for her support in that role. She also contributed greatly over the last few years as chair of the Compensation Committee, putting leading practices in place in our overall remuneration framework which has helped Unilever to further strengthen its performance culture. Ann leaves with the best wishes of us all."
It is proposed that Andrea Jung join the Boards as Non-Executive Director. She will be nominated for election to the Boards at the 2018 AGMs.  Andrea was CEO of Avon from 1999 to 2012 and since then has held a number of Non-Executive Director positions at several of the world's largest companies. Andrea is the longest serving female CEO of a Fortune 500 company. She brings both a global outlook and a deep understanding of the consumer goods industry.  She has a good sense of the broader role of business in society and the importance of a long term multi stakeholder model.

Marijn Dekkers, Chairman of Unilever, said: "I am very pleased that Andrea has agreed to be proposed to join the boards. Given her successful executive career and her extensive Board experience in large and respected organizations, she will add great value to our Boards. She is distinguished in her field, brings a refreshing outlook on technology, and understands the dynamics affecting our industry very well."

 7 March 2018
Biography:

Andrea Jung
Nationality: Canadian-American
Born:1958

Andrea began her career working in Merchandising for Department Stores. In 1993, she joined Avon and was soon responsible for all of the company's global brands as President of Global Marketing. In 1998, Andrea was promoted to President and COO and two years later became CEO in November 1999, becoming the first woman to ever lead the company. She expanded the business into emerging markets and increased profits consistently for a number of years. After 13 years as CEO and as the longest serving female executive to lead a Fortune 500 company, Andrea retired in 2012.

She is an experienced Non-Executive Director and has served on the boards of several large companies in different sectors. In 2008, Andrea joined the board of Apple as their first female Non-Executive Director. Andrea has also served on the Boards of General Electric and Daimler AG.  She brings deep insight and knowledge of leading and governing large Organizations.

ENQUIRIES

Media:
UK +44207 822 6127      louise.phillips@unilever.com
NL +31 10 217 4844       freek.bracke@unilever.com

Investors: Investor Relations Team
+44207 822 6830           investor.relations@unilever.com

-ends-

About Unilever
Unilever is one of the world's leading suppliers of Home Care, Personal Care and Food & Refreshment products with sales in over 190 countries and reaching 2.5 billion consumers a day. It has 161,000 employees and generated sales of €53.7 billion in 2017. Over half (57%) of the company's footprint is in developing and emerging markets. Unilever has more than 400 brands found in homes all over the world, including Persil, Dove, Knorr, Domestos, Hellmann's, Lipton, Wall's, PG Tips, Ben & Jerry's, Magnum and Lynx.

Unilever's Sustainable Living Plan underpins the company's strategy and commits to:
·     Helping more than a billion people take action to improve their health and well-being by 2020.
·     Halving the environmental impact of our products by 2030.
·     Enhancing the livelihoods of millions of people by 2020.

The USLP creates value by driving growth and trust, eliminating costs and reducing risks. The company's sustainable living brands are growing 50% faster than the rest of the business and delivered more than 60% of the company's growth in 2016.

Unilever was ranked number one in its sector in the 2017 Dow Jones Sustainability Index. In the FTSE4Good Index, it achieved the highest environmental score of 5. It led the list of Global Corporate Sustainability Leaders in the 2017 GlobeScan/SustainAbility annual survey for the seventh year running, and achieved four A ratings across Climate Change, Water, Forests and Supplier Engagement in CDP's 2018 Global Supply Chain report. Unilever has pledged to become carbon positive in its operations by 2030, and to ensure 100% of its plastic packaging is fully reusable, recyclable or compostable by 2025. For more information about Unilever and its brands, please visit www.unilever.com. For more information on the USLP: www.unilever.com/sustainable-living/

SAFE HARBOUR

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; the effect of climate change on Unilever's business; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.